# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BK Technologies Corp, CIK 0000002186
CUSIP: 05587G203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7100 TECHNOLOGY DRIVE, 7100 TECHNOLOGY DRIVE, WEST MELBOURNE, Florida (FL), 32904
Date of event which requires filing of this statement: 05/26/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002009914-26-000003
Filed by CIK 0002009914

## Reporting persons
- BREACH INLET CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 247,725; sole dispositive power 0; shared dispositive power 247,725; aggregate amount beneficially owned 247,725 (6.6% of the class)
- Breach Inlet Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 247,725; sole dispositive power 0; shared dispositive power 247,725; aggregate amount beneficially owned 247,725 (6.6% of the class)
- Chris Colvin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 247,725; sole dispositive power 0; shared dispositive power 247,725; aggregate amount beneficially owned 247,725 (6.6% of the class)

## Item 1. Issuer
Name of issuer: BK Technologies Corp
Address of issuer's principal executive offices: 7100 TECHNOLOGY DRIVE, 7100 TECHNOLOGY DRIVE, WEST MELBOURNE, FLORIDA, 32904.

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by and on behalf of each of Breach Inlet Capital Management, LLC, a Texas limited liability company ('Breach Inlet'), Breach Inlet Capital, LP (the 'Fund'), a Delaware limited partnership, and Christopher Colvin. The Fund is the record and direct beneficial owner of the securities covered by this statement. Breach Inlet acts as an investment adviser to, and manages investment and trading accounts of, the Fund and may be deemed to indirectly beneficially own securities held by the Fund. Mr. Colvin is the Manager of Breach Inlet and may be deemed to indirectly beneficially own securities held by the Fund.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Actor any other purpose, the beneficial owner of any securities covered by this statement. Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Address of principal business office or, if none, residence: 75 Port City Landing, Suite 110, Mt. Pleasant, SC 29464
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: The percentage calculated in Item 11 is based on 3,744,198 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2026.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BREACH INLET CAPITAL MANAGEMENT, LLC: /s/ Chris Colvin, Managing Member (08/14/2026)
- Breach Inlet Capital, LP: /s/ Chris Colvin, Managing Member (08/14/2026)
- Chris Colvin: /s/ Chris Colvin, Managing Member (08/14/2026)